FORM 3
                                                         OMB APPROVAL
                                               ---------------------------------
                                               OMB Number             3235-0104
                                               Expires:          April 30, 1997
                                               Estimated average burden
                                               hours per response.......... 0.5


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person
    Muenchener Rueckversicherungs-Gesellschaft Aktiengesellschaft in Muenchen ("MunichRe")
    Koeniginstrasse 107
    D-80791 Munich, Germany

2.  Date of Event Requiring Statement(Month/Day/Year)
    8/13/96

3.  IRS or Social Security Number of Reporting Person (Voluntary)
    13-5669461

4.  Issuer Name and Ticker or Trading Symbol
    American Re Corporation (ARN)

5.  Relationship of Reporting Person to Issuer
        (Check all applicable)
        ___ Director                       _x_ 10% Owner
        ___ Officer (give title below)     ___ Other (specify below)
        ______________________________

6.  If Amendment, Date of Original (Month/Day/Year)






             Table I - Non-Derivative Securities Beneficially Owned

1.  Title of Security   2.  Amount of Securities    3.  Ownership           4.  Nature of Indirect Beneficial Ownership
    (Instr.4)               Beneficially Owned          Form:  Direct           (Instr. 5)
                            (Instr. 4)                  (D) or Indirect
                                                        (I) (Instr. 5)



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

               TABLE II--Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of                 2.  Date               3. Title and Amount of   4.  Conver-    5. Owner-    6. Nature of Indirect
    Derivative Security          Exercisable           Securities Underlying     sion or       ship         Beneficial Ownership
    (Instr. 4)                   and Expira-           Derivative Security       Exercise      Form of      (Instr. 5)
                                 tion Date             (Instr. 4)                Price of      Deriva-
                                 (Month/Day/                                     Deri-         tive
                                 Year)                                           vative        Security:
                                                                                 Security      Direct
                                                                                               (D) or
                              Date      Expira-          Title      Amount                     Indirect
                              Exer-     tion                        or                         (I)
                              cisable   Date                        Number                     (Instr. 5)
                                                                    of
                                                                    Shares
Option to buy                 *         *            Common Stock   30,236,000   $65.00           D





Explanation of Responses:

* The Option may be exercised by Puma Acquisition Corp. ("Sub"), as a whole and not in part, during the period commencing upon the occurrence of any of the following events and ending on the date which is the 30th calendar day following the first to occur of such events: (i) the Issuer terminates the Agreement and Plan of Merger dated as of August 13, 1996, among Munich Re, Sub and the Issuer (the "Merger Agreement") if its Board of Directors shall have withdrawn or modified its approval or recommendation of the Merger Agreement; (ii) the Issuer terminates the Merger Agreement if its stockholders do not approve the merger of Sub with and into the Issuer (the "Merger") at the stockholders' meeting; or (iii) Munich Re terminates the Merger Agreement if (A) the Issuer breaches in any material respect any of its covenants, agreements, representations and warranties contained in the Merger Agreement, (B) if the Board of Directors of the Issuer shall have withdrawn or modified its approval or recommendation of the Merger Agreement, or (C) if the stockholders of the Issuer do not approve the Merger at the stockholders' meeting.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

By: /s/ Christoph Schurig                                October 4, 1996
    ----------------------------------                ---------------------
    **Signature of Reporting Person                            Date
    Name:  Christoph Schurig
    Title: Deputy Member of Executive Management

By: /s/ Detlef Christiansen                              October 4, 1996
    ----------------------------------                ---------------------
    **Signature of Reporting Person                            Date
    Name:  Detlef Christiansen
    Title: Manager Operational Division:  North America

FORM 3
                                                         OMB APPROVAL
                                               ---------------------------------
                                               OMB Number             3235-0104
                                               Expires:          April 30, 1997
                                               Estimated average burden
                                               hours per response.......... 0.5


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person
    Puma Acquisition Corp.*

2.  Date of Event Requiring Statement(Month/Day/Year)
    8/13/96

3.  IRS or Social Security Number of Reporting Person (Voluntary)
    98-0163079

4.  Issuer Name and Ticker or Trading Symbol
    American Re Corporation (ARN)

5.  Relationship of Reporting Person to Issuer
        (Check all applicable)
        ___ Director                       _x_ 10% Owner
        ___ Officer (give title below)     ___ Other (specify below)
        ______________________________

6.  If Amendment, Date of Original (Month/Day/Year)






             Table I - Non-Derivative Securities Beneficially Owned

1.  Title of Security   2.  Amount of Securities    3.  Ownership           4.  Nature of Indirect Beneficial Ownership
    (Instr.4)               Beneficially Owned          Form:  Direct           (Instr. 5)
                            (Instr. 4)                  (D) or Indirect
                                                        (I) (Instr. 5)


*Designated Filer: Muenchener Rueckversicherungs-Gesellschaft Aktiengesellschaft in Muenchen.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

               TABLE II--Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of                 2.  Date               3. Title and Amount of   4.  Conver-    5. Owner-    6. Nature of Indirect
    Derivative Security          Exercisable           Securities Underlying     sion or       ship         Beneficial Ownership
    (Instr. 4)                   and Expira-           Derivative Security       Exercise      Form of      (Instr. 5)
                                 tion Date             (Instr. 4)                Price of      Deriva-
                                 (Month/Day/                                     Deri-         tive
                                 Year)                                           vative        Security:
                                                                                 Security      Direct
                                                                                               (D) or
                              Date      Expira-          Title      Amount                     Indirect
                              Exer-     tion                        or                         (I)
                              cisable   Date                        Number                     (Instr. 5)
                                                                    of
                                                                    Shares
Option to buy                 *         *            Common Stock   30,236,000   $65.00           D





Explanation of Responses:

* The Option may be exercised by Sub, as a whole and not in part, during the period commencing upon the occurrence of any of the following events and ending on the date which is the 30th calendar day following the first to occur of such events: (i) the Issuer terminates the Merger Agreement if its Board of Directors shall have withdrawn or modified its approval or recommendation of the Merger Agreement; (ii) the Issuer terminates the Merger Agreement if its stockholders do not approve the Merger at the stockholders' meeting; or (iii) Munich Re terminates the Merger Agreement if (A) the Issuer breaches in any material respect any of its covenants, agreements, representations and warranties contained in the Merger Agreement, (B) if the Board of Directors of the Issuer shall have withdrawn or modified its approval or recommendation of the Merger Agreement, or (C) if the stockholders of the Issuer do not approve the Merger at the stockholders' meeting.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

By: /s/ John P. Phelan                                    October 4, 1996
    ----------------------------------                ---------------------
    **Signature of Reporting Person                            Date
    Name:  John P. Phelan


By: /s/ Christoph Schurig                                 October 4, 1996
    ----------------------------------                ---------------------
    **Signature of Reporting Person                            Date
    Name:  Christoph Schurig